Exhibit 99.2

Interim Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2010

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(Unaudited and in thousands of Canadian dollars)

	September 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents (note 4)	$851,739	$886,814
Accounts receivable	63,618	40,187
Income taxes receivable	64	14,894
Inventories (note 5)	98,557	131,128
Prepaid expenses and other current assets	3,754	7,990
Future income and mining tax assets (note 10b)	15,595	23,152
Current portion of fair value of derivatives (note 13c)	2,082	1,106

	1,035,409	1,105,271
Property, plant and equipment (note 6)	865,338	818,634
Available-for-sale investments (notes 12, 13)	78,255	27,249
Other assets (note 7)	86,594	81,113

	$2,065,596	$2,032,267

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$112,409	$114,204
Taxes payable	32,135	1,250
Current portion of other liabilities (note 8)	24,253	40,228

	168,797	155,682
Pension obligations	2,366	516
Other employee future benefits and stock-based compensation (note 11d)	87,020	81,287
Asset retirement obligations	54,120	49,133
Future income tax liabilities (note 10b)	37,118	34,927
Fair value of derivatives (note 13c)	502	7,068

	349,923	328,613

Equity
Share capital (note 11b)	626,009	644,127
Contributed surplus (note 11e)	24,469	26,717
Retained earnings	1,022,888	1,025,060
Accumulated other comprehensive income (note 12)	29,768	6,445

	1,703,134	1,702,349
Non-controlling interest (note 11f)	12,539	1,305

	1,715,673	1,703,654

	$2,065,596	$2,032,267

Subsequent Event (note 18)

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Revenue (note 15)	$163,367	$194,608	$595,538	$554,049

Expenses
Operating	92,652	119,169	355,805	399,794
Depreciation and amortization	25,267	28,822	82,618	73,078
General and administrative	7,370	7,437	19,114	27,770
Stock-based compensation (note 11c, d, e)	2,980	793	4,103	3,523
Accretion of asset retirement obligations	1,295	1,113	3,715	3,339
Foreign exchange loss	3,605	6,895	4,306	16,313

	133,169	164,229	469,661	523,817

Earnings before the following:	30,198	30,379	125,877	30,232
Exploration	(5,868)	(983)	(18,868)	(3,615)
Interest and other income (note 16)	3,133	3,329	6,117	106,235
Gain (loss) on derivative instruments	2,109	222	3,373	(462)
Earnings before tax and non-controlling interest	29,572	32,947	116,499	132,390
Tax expense (note 10a)	17,902	12,836	68,118	26,804

Net earnings before non-controlling interest	11,670	20,111	48,381	105,586
Less: non-controlling interest	(10)	(136)	111	(154)

Net earnings attributable to common shareholders	$11,660	$19,975	$48,492	$105,432

Earnings per share:
Basic	$0.08	$0.13	$0.32	$0.68
Diluted	$0.08	$0.13	$0.32	$0.68
Weighted average number of common shares outstanding (note 17):
Basic	148,949,050	153,443,348	151,114,563	153,432,764
Diluted	149,688,010	154,065,095	151,799,167	153,948,342

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cash provided by (used in):
Operating activities
Net earnings before non-controlling interest	$11,670	$20,111	$48,381	$105,586
Reclamation payments	(1,606)	(966)	(1,861)	(1,049)
Items not affecting cash:
Depreciation and amortization	25,267	28,822	82,618	73,078
Stock-based compensation (note 11c, d, e)	2,980	793	4,103	3,523
Accretion on asset retirement obligations	1,295	1,113	3,715	3,339
Foreign exchange loss	2,411	4,944	1,770	8,495
Change in fair value of derivatives	(1,547)	(248)	(2,050)	(268)
Future tax expense (note 10a)	5,141	2,508	13,746	13,679
Net gains reclassified from OCI (note 12)	(2,591)	(1,770)	(4,943)	(106,372)
Other	(3,195)	(7,093)	(5,556)	(8,960)
Change in non-cash working capital (note 14a)	(7,892)	8,381	50,803	(24,489)

	31,933	56,595	190,726	66,562

Investing activities
Additions to property, plant and equipment	(43,149)	(16,180)	(116,433)	(63,772)
Proceeds from sale of investments	6,030	—	8,051	235,704
Purchase of other non-current investments	(38,348)	(2,521)	(40,278)	(3,338)
Additions to restricted cash	(580)	702	(2,512)	(53,864)
Release of cash held in trust	—	—	—	3,885
Sale of short-term investments	—	—	—	478,941

	(76,047)	(17,999)	(151,172)	597,556

Financing activities
Repayment of Senior Secured Notes	—	—	—	(3,764)
Repayment of obligations under capital leases	—	(161)	—	(365)
Repurchase of common shares (note 11b)	—	—	(60,309)	—
Dividends paid (note 11b)	(14,901)	—	(14,901)	—
Proceeds on exercise of stock options	1,387	845	2,351	2,628

	(13,514)	684	(72,859)	(1,501)

Effect of exchange rate changes on cash and cash equivalents	(2,411)	(4,944)	(1,770)	(8,052)

Change in cash and cash equivalents	(60,039)	34,336	(35,075)	654,565
Cash and cash equivalents, beginning of period	911,778	845,956	886,814	225,727

Cash and cash equivalents, end of period (note 4)	$851,739	$880,292	$851,739	$880,292

For supplemental information, see note 14.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

(Unaudited and in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Retained earnings, beginning of period	$1,026,129	$997,746	$1,025,060	$912,289
Net earnings attributable to common shareholders	11,660	19,975	48,492	105,432
Share repurchases (note 11b)	—	—	(35,763)	—
Dividends paid (note 11b)	(14,901)	—	(14,901)	—

Retained earnings, end of period	$1,022,888	$1,017,721	$1,022,888	$1,017,721

Consolidated Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net earnings before non-controlling interest	$11,670	$20,111	$48,381	$105,586

Other comprehensive income (loss), net of tax (note 12):
Cash flow hedges	(5,069)	—	7,262	—
Amounts reclassified to earnings on realization of cash flow hedges	(1,072)	(1,232)	(1,939)	(4,611)
Net gains on available-for-sale investments	25,792	3,417	19,467	112,269
Amounts reclassified to earnings on disposal of available-for-sale investments	(517)	—	(1,467)	(79,970)
Currency translation adjustments	—	—	—	(23)

	19,134	2,185	23,323	27,665
Comprehensive income attributable to non-controlling interest	(10)	(136)	111	(154)

Comprehensive income attributable to common shareholders	$30,794	$22,160	$71,815	$133,097

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. HudBay owns zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to its primary products, zinc and copper, HudBay also produces gold, silver and zinc oxide.

2.	Basis of presentation and principles of consolidation

Management has prepared these interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting policies as disclosed in the audited consolidated financial statements for the year ended December 31, 2009, except as indicated in note 3.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.	Adoption of new accounting standards

(a)	Adopted in 2010:

Effective January 1, 2010, the Company early adopted the following Canadian Institute of Chartered Accountants (“CICA”) recommendations:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, replacing Section 1581 of the same name. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Prospective application of Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011 with early adoption permitted. Section 1582 requires business acquisitions to be measured at the acquisition-date fair value, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in earnings (loss), and expands the definition of a business to include certain development stage entities. It also requires the acquirer to measure any non-controlling interest either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. Adoption of Section 1582 did not have an effect on the Company’s consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

The CICA concurrently issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace the existing Section 1600, Consolidated Financial Statements. Sections 1601 and 1602 apply to the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011, unless they are early adopted at the same time as Section 1582. Sections 1601 and 1602 establish standards equivalent to those under IFRS for the preparation of consolidated financial statements and the accounting for non-controlling interests in consolidated financial statements, including accounting for non-controlling interests upon a change in ownership interest or loss of control of a subsidiary. Section 1602 requires attribution of comprehensive income to owners of the parent entity and to non-controlling interests, even if it results in the non-controlling interests having a deficit balance. The Company applied these sections prospectively, except for presentation and disclosure requirements, which were applied retrospectively. As a result of adopting these sections, the Company has presented non-controlling interests as a separate component of equity on the balance sheet.

(b)	Future accounting changes:

International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) has confirmed that Canadian publicly accountable entities will be required to prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As a result, IFRS will be adopted by the Company on January 1, 2011, and its first set of IFRS compliant financial statements will be for the quarter ending March 31, 2011, with comparative information presented on an IFRS basis. The Company is currently assessing the impact the adoption of IFRS will have on its consolidated financial statements.

4.	Cash and cash equivalents

	September 30, 2010	December 31, 2009
Cash and cash equivalents:
Cash on hand and demand deposits	$826,705	$76,297
Short-term money market instruments with original maturities of three months or less	25,034	810,517

	$851,739	$886,814

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

5.	Inventories

	September 30, 2010	December 31, 2009
Work-in-process	$18,501	$51,250
Finished goods	60,507	59,595
Materials and supplies	19,549	20,283

	$98,557	$131,128

The cost of inventories included in operating expenses during the nine months ended September 30, 2010 was $308,803 (2009 - $343,297).

6.	Property, plant and equipment

September 30, 2010	Cost	Accumulated depreciation and amortization	Net book value
Buildings and equipment	$513,331	$204,570	$308,761
Mine development	356,911	258,674	98,237
Mineral properties	458,340	—	458,340

	$1,328,582	$463,244	$865,338

December 31, 2009	Cost	Accumulated depreciation and amortization	Net book value
Buildings and equipment	$470,350	$161,622	$308,728
Mine development	326,011	219,427	106,584
Mineral properties	403,322	—	403,322

	$1,199,683	$381,049	$818,634

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

7.	Other assets

	September 30, 2010	December 31, 2009
Restricted cash	$61,542	$59,031
Computer software	4,836	1,966
Long-term portion of future tax asset (note 10b)	13,697	19,720
Long-term portion of fair value of derivatives (note 13c)	560	258
Investments, at fair value through earnings	5,959	138

	$86,594	$81,113

8.	Current portion of other liabilities

	September 30, 2010	December 31, 2009
Current portion of:
Pension obligation	$14,687	$28,447
Asset retirement obligation	5,079	5,327
Other employee future benefits	3,065	2,876
Fair value of derivatives (note 13c)	1,352	3,503
Future tax liabilities (note 10b)	70	75

	$24,253	$40,228

9.	Pension and other employee future benefit expense

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Defined benefit pension	$2,391	$2,433	$8,547	$7,261
Other employee future benefits	1,857	1,836	5,571	5,508
Defined contribution pension	173	161	511	520

	$4,421	$4,430	$14,629	$13,289

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

10.	Income and mining taxes

(a)	Tax expense:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Current - income taxes	$7,222	$9,381	$33,266	$13,278
- mining taxes	5,539	947	21,106	(153)

	12,761	10,328	54,372	13,125

Future - income taxes	3,093	2,929	8,483	3,860
- mining taxes	2,048	(421)	5,263	9,819

	5,141	2,508	13,746	13,679

	$17,902	$12,836	$68,118	$26,804

(b)	Future tax assets and liabilities as represented on the balance sheet:

	September 30, 2010	December 31, 2009
Future tax assets
Current portion	$15,595	$23,152
Long-term portion (note 7)	13,697	19,720

	29,292	42,872

Future tax liabilities
Current portion (note 8)	70	75
Long-term portion	37,118	34,927

	37,188	35,002

	$(7,896)	$7,870

(c)	Changes in future tax assets and liabilities:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Balance, beginning of period	$424	$163	$7,870	$12,359
Future tax expense	(5,141)	(2,508)	(13,746)	(13,679)
OCI (loss) transactions	(3,179)	(652)	(2,020)	(1,704)
Other	—	69	—	96

Balance, end of period	$(7,896)	$(2,928)	$(7,896)	$(2,928)

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

The future income tax assets are net of a valuation allowance that represents management’s estimate of the allowance necessary to recognize the future tax assets at an amount that the Company considers is more likely than not to be realized.

11.	Share capital

(a)	Preference shares:

Authorized:     Unlimited preference shares

Issued:             none

(b)	Common shares:

Authorized:     Unlimited common shares

Issued:

	Three months ended September 30, 2010		Nine months ended September 30, 2010
	Common shares	Amount	Common shares	Amount
Balance, beginning of period	148,908,687	$624,155	153,854,655	$644,127
Exercise of options	147,541	1,854	248,673	3,029
Shares repurchased	—	—	(5,047,100)	(21,147)

Balance, end of period	149,056,228	$626,009	149,056,228	$626,009

During the nine months ended September 30, 2010, the Company repurchased for cancellation 5,047,100 common shares at a cost of $60,309. The Company recorded a reduction in share capital of $21,147 for the nine months ended September 30, 2010. The excess cost over the average book value of the shares was recorded as a reduction to contributed surplus of $3,399 and a reduction to retained earnings of $35,763.

The Company paid dividends of $0.10 per share on September 30, 2010 to shareholders of record as of September 15, 2010.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

(c)	Stock option plan:

	Three months ended September 30, 2010		Nine months ended September 30, 2010
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price
Balance, beginning of period	4,035,797	$14.25	4,637,113	$14.25
Granted	900,000	12.17	900,000	12.17
Exercised	(147,541)	9.40	(248,673)	9.45
Forfeited/cancelled	—	—	(143,334)	10.26
Expired	(28,304)	17.95	(385,154)	17.26

Balance, end of period	4,759,952	$13.98	4,759,952	$13.98

The weighted average fair value of options granted during the nine months ended September 30, 2010 was $12.17 per option at the grant date. The fair value of the options has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.8%; dividend yield of 0%; volatility factor of 67%; and expected life of 3 years. The first 33 1/3% are exercisable immediately at the date of grant, the next 33 1/3% are exercisable after one year and the last 33 1/3% are exercisable after two years.

The following table summarizes the options outstanding at September 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 7.33	526,697	4.6	$2.62	526,697	$2.62
7.34 - 11.03	923,111	4.5	9.54	709,776	9.81
11.04 - 15.86	1,687,948	5.5	13.89	1,087,948	14.84
15.87 - 17.95	339,950	3.9	17.13	336,617	17.13
17.96 - 23.74	1,282,246	6.4	21.14	1,282,246	21.14

$2.59 - 23.74	4,759,952	5.34	$13.98	3,943,284	$14.55

(d)	Other stock-based compensation plans:

The Company offers a deferred share unit (“DSU”) plan for non-employee members of the Board of Directors and a restricted share unit (“RSU”) plan for employees. Share units under these plans are notional shares; the value of one share unit represents the value of one HudBay common share. DSU and RSU liabilities are presented in other employee future benefits and stock-based compensation on the balance sheet. Changes in the liabilities are recognized in the income statement and presented in stock-based compensation expense.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

DSU plan

DSUs vest on the grant date and are redeemable with a cash payment when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or redemption. DSUs are initially measured at their issue price and recognized as a liability at the grant date. The liability is revalued, based on the change in the Company’s share price, at each reporting date up to and including the settlement date. During the nine months ended September 30, 2010, the Company granted 89,657 DSUs at a weighted average issue price of $12.57 (three months ended September 30, 2010 - 30,995 granted). As at September 30, 2010, 177,380 DSUs at a weighted average price of $14.65 were outstanding, 1,111 of which related to additional units issued to DSU holders to reflect dividends paid on September 30, 2010.

At September 30, 2010, the Company’s DSU liability was $ 2,600 (December 31, 2009 - $1,190). During the nine months ended September 30, 2010, the Company recognized stock-based compensation expense related to the DSU plan of $1,410 (three months ended September 30, 2010 - $964).

RSU plan

RSUs, which are granted under the Company’s long-term equity plan, vest on the third anniversary of the grant date, subject to the Board’s discretion to set other terms. On the vest date, the Company has the option to settle RSUs either in common shares of the Company or with a cash payment based on the closing price of the Company’s common shares for the last trading date before the vest date. Under the long-term equity plan, a maximum of one million common shares of the Company may be issued from treasury. Management expects RSUs will be settled in cash. Effective July 2010, RSUs are issued under the Company’s Share Unit Plan, which has similiar terms but requires settlement in cash. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Company.

RSUs are measured at each reporting date, up to and including the settlement date, based on the closing price of the Company’s common shares, adjusted to reflect estimated forfeitures and to reflect the portion of the service period that had been performed by the end of the reporting date. During the nine months ended September 30, 2010, the Company granted 435,880 RSUs at a weighted average price of $13.02 at the grant date (three months ended September 30, 2010 - 155,783 RSUs), including additional units issued to holders to reflect dividends paid on September 30, 2010. No RSUs were granted or outstanding in 2009.

At September 30, 2010, the Company’s RSU liability was $864 (December 31, 2009: $0). During the nine months ended September 30, 2010, the Company recognized stock-based compensation expense related to the RSU plan of $864 (three months ended September 30, 2010 - $570).

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

(e)	Contributed surplus:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Balance, beginning of period	$23,491	$33,799	$26,717	$32,345
Stock-based compensation (note 11c)	1,446	792	1,833	3,522
Transfer to common shares on exercise of stock options	(468)	(1,163)	(682)	(2,458)
Share repurchases (note 11b)	—	—	(3,399)	—
Warrants forfeited	—	—	—	19

Balance, end of period	$24,469	$33,428	$24,469	$33,428

(f)	Non-controlling interest

On August 31, 2010, pursuant to the terms of a Subscription, Option and Joint Venture Agreement with Aquila Resources Inc. (“Aquila”), the Company earned a 51% ownership interest in Aquila’s Back Forty Project.

On July 5, 2010, pursuant to the terms of a joint venture agreement with VMS Ventures Inc. (“VMS”), the Company acquired a 70% ownership interest in the Reed Lake property and the two claims immediately to the south.

The Company accounted for its acquisition of control over the Back Forty and Reed Lake projects as asset acquisitions and has consolidated the projects in its consolidated financial statements, including Aquila’s and VMS’s shares of the mineral property assets as non-controlling interests of $10,222 and $1,123, respectively.

The remaining amounts in non-controlling interest represents the third party’s 1.8% interest in CGN.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

12.	Accumulated other comprehensive income (loss) (“OCI”)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Accumulated OCI (loss), beginning of period:
Cash flow hedge gains (losses) (net of tax of ($2,712), ($1,675), $2,169, ($2,954))	$6,683	$3,766	$(4,782)	$7,145
Gains (losses) on investments (net of tax of ($1,221), ($1,065), ($2,379), $0)	3,951	3,380	11,227	(25,502)
Currency translation adjustments (net of tax of $0, $0, $0, ($13))	—	—	—	23

	10,634	7,146	6,445	(18,334)
OCI (loss) for the period:
Effective portion of changes in fair value of cash flow hedges	(7,237)	—	10,367	—
Less: reclassified to earnings	(1,523)	(1,769)	(2,781)	(6,427)
Changes in fair value of investments	29,521	4,069	22,181	133,924
Less: reclassified to earnings	(1,068)	—	(2,162)	(99,908)
Currency translation adjustments
Less: reclassified to earnings	—	—	—	(36)

OCI (loss), before tax	19,693	2,300	27,605	27,553
Income tax (expense) benefit related to OCI	(559)	(115)	(4,282)	112

OCI (loss) for the period, net of tax	19,134	2,185	23,323	27,665

Accumulated OCI, end of period:
Cash flow hedge gains (net of tax of ($93), ($1,138), ($93), ($1,138))	542	2,534	542	2,534
Gains on investments (net of tax of ($4,399), ($1,717), ($4,399), ($1,717))	29,226	6,797	29,226	6,797

Accumulated OCI, end of period	29,768	9,331	29,768	9,331
Retained earnings	1,022,888	1,017,721	1,022,888	1,017,721

	$1,052,656	$1,027,052	$1,052,656	$1,027,052

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

13.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

	Classification	September 30, 2010	December 31, 2009
Financial assets
Cash and cash equivalents [1]	FV through earnings	$851,739	$886,814
Accounts receivable
Trade and other receivables [1]	Loans & receivables	59,545	39,978
Embedded derivatives [2]	FV through earnings	4,073	209
Derivative assets
Hedging derivatives [2]	Hedging derivatives	983	390
Non-hedge derivative assets [2]	FV through earnings	1,659	974
Available-for-sale investments [3]	Available-for-sale	78,255	27,249
Investments at fair value through earnings [3]	FV through earnings	5,959	138
Restricted cash [1]	FV through earnings	61,542	59,031

		$1,063,755	$1,014,783

Financial liabilities
Accounts payable
Trade payables & accrued liabilities [1]	Other financial liabilities	$112,158	$113,647
Embedded derivatives [2]	FV through earnings	251	557
Derivative liabilities
Hedging derivatives [2]	Hedging derivatives	293	9,823
Non-hedge derivative liabilities [2]	FV through earnings	1,561	748

		$114,263	$124,775

Net financial assets		$949,492	$890,008

[1]

Carrying values of cash and cash equivalents and restricted cash, which are classified as held-for-trading and measured at fair value, have been classified as Level 1 in the fair value hierarchy. The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature and thus have not been classified within the fair value hierarchy.

[2]

Derivatives and embedded provisional pricing derivatives are measured using Level 2 fair value measurements and are carried at their fair value. These are determined based on internal valuation models that reflect observable forward commodity prices and exchange rates, currency exchange rates and discount factors based on market US dollar interest rates. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

[3]

Available-for-sale investments are measured using Level 1 fair value measurements and are listed shares carried at their fair values, which are determined using quoted market bid prices in active markets. Investments at fair value through earnings are measured at fair value using Level 2 inputs and consist of warrants to purchase common shares, which are carried at their fair value as determined using a Black-Scholes model.

(b)	Credit risk:

The Company’s credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets, on the balance sheet.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

The Company has a credit policy in place that requires it to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis. Transactions involving derivatives are with counterparties the Company believes to be creditworthy. Adverse economic conditions could cause an increase in the rate of customer bad debts relative to historical experience, although this may be mitigated by the credit insurance described above. The Company uses an allowance to provide for doubtful accounts receivable. During the nine months ended September 30, 2010, the allowance decreased by $35. As at September 30, 2010, none of the Company’s trade accounts receivable was past due.

Three customers accounted for approximately 16%, 10% and 4%, respectively, of total revenue during the nine months ended September 30, 2010 (three months ended September 30, 2010 - approximately 39%, 5% and 3%, respectively, of total revenue).

(c)	Derivatives:

Fair value of derivatives, as presented on the balance sheet:

September 30, 2010	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Derivative assets:
Current portion	$1,443	$639	$2,082
Long-term portion (note 7)	216	344	560

	1,659	983	2,642

Derivative liabilities:
Current portion (note 8)	1,345	7	1,352
Long-term portion	216	286	502

	1,561	293	1,854

Net derivative asset	$98	$690	$788

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

December 31, 2009	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Derivative assets:
Current portion	$974	$132	$1,106
Long-term portion (note 7)	—	258	258

	974	390	1,364

Derivative liabilities:
Current portion (note 8)	748	2,755	3,503
Long-term portion	—	7,068	7,068

	748	9,823	10,571

Net derivative asset (liability)	$226	$(9,433)	$(9,207)

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure the Company continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. Forward purchases and forward customer sales of zinc are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities. However, forward customer sales of zinc oxide do not qualify as derivatives.

At September 30, 2010, the Company held contracts for forward zinc purchases of 658 tonnes that related to non-derivative forward customer sales of zinc oxide. Prices ranged from US$1,722 to US$2,430 per tonne, and settlement dates extended out to one year in the future. In addition, the Company held contracts for forward zinc purchases of 7,757 tonnes that substantially offset forward customer zinc sales of 7,757 tonnes, which have been recorded as derivatives.

Embedded provisional pricing derivatives

The Company records embedded derivatives (presented in accounts receivable and accounts payable) related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts. Cash flows are classified in operating activities. At September 30, 2010, the Company’s net position consisted of contracts awaiting final pricing for purchases of 4,835 tonnes of zinc, sales of 6,338 tonnes of copper, sales of 16,295 ounces of gold and sales of 142,936 ounces of silver.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

Cash flow hedges

During 2009, the Company entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts will expire in mid-2012. The risk management objective for these hedging relationships is to mitigate the impact on the Company of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. As at September 30, 2010, the zinc swap contracts have been recorded as hedging net derivative liabilities at their fair value of $182 and the foreign exchange swap contract has been recorded as a hedging net derivative asset at its fair value of $872.

For the nine months ended September 30, 2010, the Company recorded pre-tax net gains of $10,367 (three months ended September 30, 2010 - losses of $7,237) to OCI for the effective portion of the cash flow hedges and recorded pre-tax net gains of $954 (three months ended September 30, 2010 - losses of $71) in earnings for the ineffective portion. Ineffective gains and losses are included in gain (loss) on derivative instruments. The Company also reclassified pre-tax net gains of $1,234 from OCI to earnings as hedged anticipated zinc sales occurred (three months ended September 30, 2010 - $994).

In 2007, the Company applied hedge accounting to commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. During 2008, the Company terminated its remaining zinc and copper commodity swap contracts. The related hedging relationships were discontinued prospectively, and related gains and losses in AOCI are reclassified to earnings when the remaining hedged anticipated future zinc sales occur. For the nine months ended September 30, 2010, the Company reclassified pre-tax net gains of $1,547 from OCI to earnings (presented in revenue) as hedged anticipated zinc sales occurred (three months ended September 30, 2010 - $529).

Of the $635 pre-tax gains in AOCI at September 30, 2010, pre-tax gains of $1,176 will be reclassified to earnings in the next twelve months. The remaining pre-tax losses of $541 will be reclassified to earnings in 2011 and 2012.

(d)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include non-hedge derivative zinc contracts, embedded derivatives relating to provisional pricing, and investments at fair value through earnings. For the nine months ended September 30, 2010, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $11,158 (2009 - net loss of $403) (three months ended September 30, 2010 - net gain of $7,768).

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

14.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Accounts receivable	$(13,780)	$(1,689)	$(23,433)	$3,122
Income taxes receivable	(63)	5,183	14,831	—
Inventories	(13,132)	2,957	32,572	33,136
Prepaid expenses and other current assets	2,382	2,736	4,415	4,404
Accounts payable and accrued liabilities	11,088	(5,009)	(6,205)	(49,285)
Taxes payable	5,613	4,203	28,623	(15,866)

	$(7,892)	$8,381	$50,803	$(24,489)

(b)	Non-cash investing activities:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Non-cash additions to intangible assets and property, plant and equipment	$1,428	$9,632	$4,414	$10,588

(c)	Interest and taxes paid:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Interest paid	$254	$74	$264	$273
Taxes paid	6,619	2,024	8,857	26,400

15.	Segmented information

HudBay is a Canadian-based, integrated base metals mining, metallurgical processing and refining company. When making decisions on expansions, opening or closing mines, as well as day-to-day operations, management evaluates profitability by operating segment described below. Included in “HBMS” are the Company’s mines and metallurgical facilities in Manitoba, Saskatchewan, Michigan and Ontario. The HMI Nickel segment relates mainly to the Fenix nickel project. The “Other” segment consists of our Balmat operations, now on care and maintenance, and our HudBay Michigan subsidiary. Accounting policies for all segments are the same as those described in note 2.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

	Three months ended September 30, 2010
	HBMS	HMI Nickel	Other	Corporate	Total
Revenue from external customers	$163,367	$—	$—	$—	$163,367
Operating	88,933	3,157	564	(2)	92,652
Depreciation and amortization	25,171	33	—	63	25,267
Other expense[1]	6,324	259	260	8,407	15,250

Earnings (loss) before the following	42,939	(3,449)	(824)	(8,468)	30,198
Exploration	(3,902)	(288)	(1,672)	(6)	(5,868)
Other income (expenses)	303	14	(6)	3,445	3,756

Earnings (loss) before interest and taxes	39,340	(3,723)	(2,502)	(5,029)	28,086
Interest income					1,486
Tax expense					(17,902)

Net earnings before non-controlling interest					11,670

Total assets[2]	881,510	384,608	17,874	781,604	2,065,596
Property, plant and equipment[3]	477,268	377,398	14,877	631	870,174
Additions to property, plant and equipment[4]	39,971	403	2,762	13	43,149

[1]	Includes foreign exchange gains and losses, which fluctuate from period to period.
[2]	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.
[3]	Includes intangible assets which have been classified in “other assets”.
[4]	Represents cash additions to property, plant and equipment and intangible assets. For non-cash additions, see note 14.

	Three months ended September 30, 2009
	HBMS	HMI Nickel	Other	Corporate	Total
Revenue from external customers	$194,589	$(202)	$221	$—	$194,608
Operating	117,210	1,365	619	(25)	119,169
Depreciation and amortization	28,712	70	—	40	28,822
Other expense[1]	7,697	379	306	7,856	16,238

Earnings (loss) before the following	40,970	(2,016)	(704)	(7,871)	30,379
Exploration	(517)	(42)	(409)	(15)	(983)
Other income (expenses)	252	206	2,155	133	2,746

Earnings (loss) before interest and taxes	40,705	(1,852)	1,042	(7,753)	32,142
Interest income					805
Tax expense					(12,836)

Net earnings before non-controlling interest					20,111

Total assets[2]	860,324	384,622	6,788	749,042	2,000,776
Property, plant and equipment[3]	441,516	375,514	270	780	818,080
Additions to property, plant and equipment[4]	16,609	(558)	—	129	16,180

[1]	Includes foreign exchange gains and losses, which fluctuate from period to period.
[2]	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.
[3]	Includes intangible assets which have been classified in “other assets”.
[4]	Represents cash additions to property, plant and equipment and intangible assets. For non-cash additions, see note 14.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

	Nine months ended September 30, 2010
	HBMS	HMI Nickel	Other	Corporate activities	Total
Revenue from external customers	$595,538	$—	$—	$—	$595,538
Operating	341,985	8,577	5,199	44	355,805
Depreciation and amortization	82,382	95	—	141	82,618
Other expense[1]	13,099	752	560	16,827	31,238

Earnings (loss) before the following:	158,072	(9,424)	(5,759)	(17,012)	125,877
Exploration	(9,650)	(1,555)	(7,626)	(37)	(18,868)
Other income (expenses)	1,617	—	—	4,537	6,154

Earnings (loss) before interest and taxes	150,039	(10,979)	(13,385)	(12,512)	113,163

Interest income					3,336
Tax expense					(68,118)

Net earnings before non-controlling interest					48,381

Additions to property, plant and equipment[2]	111,248	1,828	3,334	23	116,433

[1]	Includes foreign exchange gains and losses, which fluctuate from period to period.
[2]	Represents cash additions to property, plant and equipment and intangible assets. For non-cash additions, see note 14.

	Nine months ended September 30, 2009
	HBMS	HMI Nickel	Other	Corporate Activities	Total
Revenue from external customers	$553,053	$—	$996	$—	$554,049
Operating	389,874	6,187	3,733	—	399,794
Depreciation and amortization	72,684	232	—	162	73,078
Other expenses[1]	19,983	1,975	633	28,354	50,945

Earnings (loss) before the following:	70,512	(8,394)	(3,370)	(28,516)	30,232
Exploration	(2,548)	(169)	(749)	(149)	(3,615)
Other income (expenses)	(52)	206	2,161	99,857	102,172
	—	—	—	—	—

Earnings (loss) before interest and tax	67,912	(8,357)	(1,958)	71,192	128,789

Interest income					3,601
Tax expense					(26,804)

Net earnings before non-controlling interest					105,586

Additions to property, plant and equipment[2]	58,481	5,033	—	258	63,772

[1]	Includes foreign exchange gains and losses, which fluctuate from period to period.
[2]	Represents cash additions to property, plant and equipment and intangible assets. For non-cash additions, see note 14.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

The Company’s revenue by significant product types:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Copper	$70,996	$101,044	$287,161	$287,391
Zinc	39,244	48,979	134,206	118,591
Gold	22,745	22,798	80,521	80,760
Silver	2,971	7,854	15,612	26,272
Other	27,411	13,933	78,038	41,035

	$163,367	$194,608	$595,538	$554,049

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Copper	$—	$12,802	$305	$54,888
Zinc	9,710	17,026	28,419	37,980
Gold	—	39	—	389
Silver	—	3,368	—	14,144

16.	Interest and other income

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Interest income	$1,785	$889	$3,646	$3,719
Interest expense	(300)	(74)	(312)	(118)
Gain on disposal of investments	1,030	309	2,124	100,217
Other income	618	2,205	659	2,417

	$3,133	$3,329	$6,117	$106,235

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2010

17.	Earnings per share data:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Weighted average common shares outstanding	148,949,050	153,443,348	151,114,563	153,432,764
Plus net incremental shares from assumed conversions:
- Warrants	—	508	—	421
- Stock options	738,960	621,239	684,604	515,157

Diluted weighted average common shares	149,688,010	154,065,095	151,799,167	153,948,342

18.	Subsequent Event

On November 3, 2010, the Company arranged a new US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years and is secured by a pledge of assets of the parent company and is unconditionally guaranteed by the Company’s material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents.